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SEC FILE NUMBER
8-67594

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EdgePoint Capital Advisors

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 Auburn Drive, Suite 330
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Zucker	216-831-2430	tzucker@edgepoint.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hobe and Lucas Certified Public Accountants, Inc.
(Name – if individual, state last, first, and middle name)

6000 Freedom Square Dr, Suite 550	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

10/20/2003	126
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tomas Zucker, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EdgePoint Capital Advisors, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

[signature]
Notary Public

JOHN F. HERUBIN, ATTORNEY NOTARY PUBLIC • STATE OF OHIO MY COMMISSION HAS NO EXPIRATION DATE SECTION 147.03 O.R.C.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hobe & Lucas
Certified Public Accountants, Inc.

6000 Freedom Square Drive, Suite 550
Independence, Ohio 44131
Tel: (216) 524-8900
Fax: (216) 524-8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
EdgePoint Capital Advisors, LLC
Beachwood, Ohio

We have audited the accompanying statement of financial condition of EdgePoint Capital Advisors, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of EdgePoint Capital Advisors, LLC as of December 31, 2024 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EdgePoint Capital Advisors, LLC's management. Our responsibility is to express an opinion on EdgePoint Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to EdgePoint Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as EdgePoint Capital Advisors, LLC's auditor since 2010.

Independence, Ohio
February 13, 2025

EDGEPOINT CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Assets		
Cash and cash equivalents	$	1,303,657
Accounts receivable		113,483
Prepaid expenses and other receivables		114,493
Fixed Assets		40,143
Operating Lease Right-of-Use Asset		394,812
Goodwill		28,750
Total Assets		1,995,338

LIABILITIES AND MEMBERS' EQUITY

Liabilites		
Accounts payable	$	88,115
Accrued expenses		25,531
Accrued commissions		405,000
Operating Lease Liability		407,052
Total Liabilities		925,698
Members' Equity		1,069,640
Total Liabilities and Members' Equity	$	1,995,338

See accompanying notes to financial statements.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 1 - NATURE OF OPERATIONS

EdgePoint Capital Advisors, LLC (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company acts as an advisor on merger and acquisition transactions to privately held entities and is registered in various states.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EdgePoint Capital Advisors, LLC is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of 90 days or less to be cash equivalents.

Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2024 and 2023, accounts receivable were $113,483 and $140,948 respectively, and no allowances were deemed necessary.

Fixed Assets

Fixed assets are recorded at cost and include additions and improvements that extend the useful lives of the assets. Maintenance, repairs and renewals, which neither materially add to the value of the property nor appreciably prolong its life, are charged to expense as incurred.

Depreciation expense is calculated on the straight-line method over the estimated useful lives of the respective assets as follows:

Office furniture and fixtures	5 years
Computer equipment	3 years

Depreciation expense for the year ended December 31, 2024 was $35,661.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Operating Leases

The Company determines if a contract is a lease or contains a lease at the inception of the arrangement. Leases are classified as operating leases. Right-of-use assets ("ROU") and lease liabilities are recognized on the balance sheet at the lease commencement date based on the present value of the lease payments over the term of the lease.

ROU assets also include any initial direct costs incurred, lease payments made, and excludes any lease incentive payments. The Company calculates the present value using the interest rate implicit in the lease agreements, the Company's incremental borrowing rate or, if not available or readily determinable, the risk-free rate. Lease terms may include options to extend or terminate the lease when it is reasonably certain that such options will be exercised.

Revenue Recognition

ASC 606 requires that revenue is recognized on contracts when the Company satisfies its performance obligations. The recognition and measurement of revenue is based on the assessment of the terms of the individual contracts. Determining whether services are considered distinct performance obligations satisfied over time or at a point in time requires the Company to make significant judgements that may affect the timing and measurement of revenue recognition. The Company applies the requirements to its revenue streams:

Commitment Fees – The Company earns a commitment fee upon completion of a preliminary valuation assessment and signing of the engagement letter. Commitment fees are non-refundable and fully earned and recognized at the time of receipt. There are no further performance obligations associated with the commitment fees.

Consulting Fees – Consulting fees including acquisition advisory services and transition readiness assessment services are earned and recognized upon completion of measurable milestones per the terms of the contract.

Success Fees – Success fees are earned only upon the closing of a transaction. Advisory services are provided throughout the contract period with no measurable milestones except the closing of the transaction. Since success fees are only earned in the event of a closing, revenue is recognized on success fees at the time of the closing.

NOTE 3 - GOODWILL

The Company has recorded goodwill related to a previous acquisition. Goodwill must be tested at least annually for impairment. Management of the Company has tested the goodwill for impairment and has determined that no impairment has occurred for the year ended December 31, 2024.

EDGEPOINT CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

NOTE 4 – OPERATING LEASES

The Company entered into operating lease agreements with unrelated third parties to lease its office space and copier. The leases expire in October and November 2026, respectively.

Future minimum lease payments, due under the operating leases, are as follows:

2025	$ 227,096
2026	192,802
Total Undiscounted Payments	419,898
Less: Amount Representing interest	(12,846)
Present Value of Net Minimum Lease Payments	$ 407,052

At December 31, 2024, the weighted average remaining lease terms approximated 1.8 years and the weighted average discount rate approximated 3.25%. For the year ended December 31, 2024, operating lease costs totaled $212,612.

NOTE 5 - DEFINED CONTRIBUTION PLAN

The Company sponsors a defined contribution retirement plan for employees pursuant to Section 401(k) of the Internal Revenue Code. The Company may contribute a discretionary amount as determined by the members. Such contribution, if any, shall be allocated to participants in proportion to each participant's compensation. For the year ended December 31, 2024, the Company made contributions of $ -0- to the plan.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company made no payments to affiliates in 2024 and there were no amounts due to affiliates at December 31, 2024.

NOTE 7 - INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes although the Company is subject to local income taxes. On the federal and state level, income from the Company is taxed to the member at his individual income tax rates. Accordingly, there is no provision for federal or state income taxes.

Reporting periods ending after December 31, 2020, are subject to examination by taxing authorities.

NOTE 8 – MARKETING AND ADVERTISING EXPENSE

For the year ended December 31, 2024, the Company recorded marketing and advertising expenses of $36,277.

NOTE 9 - NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, EdgePoint Capital Advisors, LLC had net capital of $772,771 which was $737,379 in excess of its required net capital of $35,392. EdgePoint Capital Advisors, LLC's ratio of aggregate indebtedness to net capital was 68.70%.

NOTE 10 – SEGMENT REPORTING

The Company is engaged in a single line of business as a broker dealer with investment banking as its one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operation decisions while maintaining adequate net capital, such as whether to reinvest profits or make distributions.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Additionally, because the operating segment represents the entire entity, the financial statements may be referenced for segment reporting.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is not aware of any material commitments or contingencies.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 13, 2025, the date the financial statements are available for issue.